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MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES THIRD QUARTER 2004 RESULTS

November 10, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2004. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS
	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2004 Actual	2003 Pro Forma(1)	2004 Actual	2003 Pro Forma(1)
	(in thousands, except per share figures)
Rental revenues	$31,398	$29,485	$94,776	$85,387
Net income(2)	$11,513	$13,445	$34,687	$39,503
Funds from operations ("FFO")(2)(3)	$19,775	$22,043	$65,487	$64,683
Diluted FFO per share(2)(3)	$0.41	$0.46	$1.36	$1.34

	MID CONSOLIDATED ACTUAL
	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
Revenues
Real Estate Business	$31,398	$29,485	$94,776	$85,211
Magna Entertainment Corp ("MEC")	105,596	104,475	589,721	562,857

	$136,994	$133,960	$684,497	$648,068

Net income (loss)
Real Estate Business(2)	$11,513	$10,930	$34,687	$19,641
MEC(4)	(27,450)	(9,556)	(29,419)	(1,579)

	$(15,937)	$1,374	$5,268	$18,062

Diluted earnings per share(4)(5)	$(0.33)	$0.02	$0.11	$0.02

(1)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. Pro forma results for the Real Estate Business give effect to the spin-off transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002. No pro forma adjustments were required to be made to the results for the three and nine months ended September 30, 2004.

(2)
The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) $6.9 million ($4.8 million net of income taxes) of costs incurred in the first and third quarter of 2004 related to employee settlement expenses, (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Company's decision that it would not proceed with the Proposed MEC Privatization, and (iii) a one-time future income tax charge of $2.0 million incurred in the second quarter of 2004 in order to revalue downwards future tax assets related to Austrian operations to reflect decreases in corporate income tax rates. Excluding the impact of these items, for the three months ended September 30, 2004, the Real Estate Business' net income was $15.8 million, FFO was $24.2 million, and diluted FFO per share was $0.50. For the nine months ended September 30, 2004, excluding the impact of these items, the Real Estate Business' net income was $43.9 million, FFO was $71.6 million, and diluted FFO per share was $1.48.

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian GAAP and therefore, is unlikely to be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(4)
Net income (loss) and diluted earnings per share for the nine months ended September 30, 2004 include the impact of non-cash write-downs of MEC's long-lived assets recorded during the three months ended June 30, 2004 of $26.7 million. The impact of these write-downs to MEC's segment net income for the nine months ended September 30, 2004 was $16.0 million. The impact to diluted earnings per share for the nine months ended September 30, 2004 was a decrease of $0.19 per share.

(5)
Diluted earnings per share for the three and nine months ended September 30, 2003, include net income only for the period subsequent to August 29, 2003, the effective date of the spin-off from Magna.

Results of Operations

        On September 2, 2003, 100% of our shares were distributed by Magna to its shareholders of record on August 29, 2003 and we became a separate, publicly traded company. Pro forma results, which are presented for the three and nine months ended September 30, 2003, give effect to the "spin-off" transactions as though they occurred on January 1, 2002. Pro forma results have been provided for the prior year in order to allow a more meaningful basis for comparison of our current and prior year's financial performance.

Nine Months Ended September 30, 2004

        For the nine months ended September 30, 2004, rental revenue was $94.8 million, an increase of $9.4 million or 11% over pro forma rental revenue for the nine months ended September 30, 2003 of $85.4 million. The higher rental revenue reflects an increase of $6.1 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, completed development projects coming on-stream of $2.8 million, and contractual rent increases including certain rent adjustments of $3.1 million, partially offset by a decrease in the straight-line rent adjustment of $1.9 million and the effect of vacancies net of lease renewals, which lowered revenues by $0.7 million.

        For the nine months ended September 30, 2004, net income of the Real Estate Business was $34.7 million. Included in this amount are non-recurring expenses of $9.2 million related to: (i) $4.8 million for employee settlement expenses, (ii) $2.4 million of costs related to the Company's decision to not proceed with the Proposed MEC Privatization, and (iii) a $2.0 million future income tax charge (see footnote (2) above for details of each of these items). Absent these non-recurring charges, net income of the Real Estate Business for the nine months ended September 30, 2004 was $43.9 million representing an increase of $4.4 million or 11% over the pro forma net income for the nine months ended September 30, 2003. The increase in net income, excluding the impact of these non-recurring items, is attributable to increased rental revenues of $9.4 million, additional interest income and other gains of $0.7 million and a reduction in income tax expense of $1.0 million, partially offset by higher general and administrative expenses of $4.8 million and depreciation expense of $1.9 million.

        The increase in general and administrative expenses is due to nine months of actual expenses for the nine months ended September 30, 2004 being compared to one month of actual expenses and eight months of pro forma expenses for the nine months ended September 30, 2003. Actual general and administrative expenses are higher than the prior year pro forma amounts due to the additional public company costs and additional staffing costs (in addition to the incremental "committed" executive compensation costs included in the pre spin-off pro forma general and administrative expenses for the nine months ended September 30, 2003) incurred by the Company following the spin-off from Magna.

        FFO for the nine months ended September 30, 2004 was $65.5 million, or $1.36 per share. Excluding the after-tax impact of non-recurring items amounting to $6.1 million, including, employee settlement expenses of $3.7 million, and costs related to the Proposed MEC Privatization of $2.4 million, FFO in the first nine months of 2004 was $71.6 million or $1.48 per diluted share, up 11% from pro forma FFO of $64.7 million or $1.34 per share for the corresponding period of 2003.

Three Months Ended September 30, 2004

        For the three months ended September 30, 2004, rental revenue was $31.4 million, an increase of $1.9 million or 6% over pro forma rental revenue for the three months ended September 30, 2003 of $29.5 million. The higher rental revenue reflects an increase of $1.3 million due to the foreign exchange impact of a weaker U.S. dollar, completed development projects coming on-stream of $0.8 million, and contractual rent increases including certain rent adjustments of $1.1 million, partially offset by a decrease in the straight-line rent adjustment of $0.4 million and the effect of vacancies and other items, which lowered revenues by $0.9 million.

        Net income for the 2004 third quarter was $11.5 million. Excluding the after-tax impact of non-recurrring items amounting to $4.3 million, including, $1.9 million for employee settlement expenses, and $2.4 million of costs related to the Proposed MEC Privatization, net income for the three months ended September 30, 2004 was $15.8 million, an increase of $2.4 million or 17% over the prior year pro forma amount of $13.4 million. The increase in net income, excluding the impact of these non-recurring items, was primarily the result of higher rental revenues of $1.9 million, additional interest income and other gains of $0.9 million and lower income taxes of $0.6 million, partially offset by increases in general and administrative expenses of $0.6 million and depreciation expense of $0.4 million.

        The increase in general and administrative expenses is due to three months of actual expenses for the three months ended September 30, 2004 being compared to one month of actual expenses and two months of pro forma expenses for the three months ended September 30, 2003. As noted above, only known and "committed" expenses are included in the prior year pro forma general and administrative expenses.

        FFO in the three months ended September 30, 2004 was $19.8 million, or $0.41 per share. Excluding the after-tax impact of non-recurring items amounting to $4.5 million, including, employee settlement expenses of $2.1 million and costs related to the Proposed MEC Privatization of $2.4 million, FFO in the three months ended September 30, 2004 was $24.2 million or $0.50 per share, up 10% from pro forma FFO of $22.0 million or $0.46 per share for the comparable period in 2003.

Operating and Development Highlights

        At September 30, 2004, the Real Estate Business had 25.0 million square feet of leasable area with annualized lease payments of $131.8 million representing a return of 12.1% on the net book value of our income-producing property portfolio.

        At September 30, 2004, MID's construction group had five properties under development: two in Canada and one each in Austria, the U.S. and the Czech Republic. These developments include expansions to existing facilities and when completed will add a total of 356,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $22.8 million, of which $12.8 million has been spent as of September 30, 2004.

        Included in our Properties Under Development at September 30, 2004 is one new project in Canada received from the Magna group in the third quarter for a 253,000 square foot facility with a budgeted cost of approximately $14.0 million. In addition, subsequent to the quarter end, and subject to entering into definitive documents, we have reached an agreement in principle with the Magna group in respect of two additional facilities: (i) the 900,000 square foot greenfield facility in Bowling Green, Kentucky; and (ii) a 370,000 square foot existing facility located in Saltillo, Mexico, which the Company intends to purchase from and subsequently lease to the Magna group. The budgeted costs for these two facilities are approximately $80.0 million ($68.0 million for Bowling Green and $12.0 million for Saltillo). We anticipate finalizing definitive documents in respect of these facilities in the 2004 fourth quarter.

        John Simonetti, Chief Executive Officer of MID, stated: "We are committed to growing the assets and cash flows of our Real Estate Business as evidenced by the $94.0 million in new Magna developments announced today. Our solid foundation comes from the recurring rental income stemming from our portfolio of Magna automotive factories, research and development centres and corporate offices, and we plan to continue to direct our financial resources in this area as we have done in the past. In addition, we are evaluating participating in the development of MEC projects, including MEC's underutilized lands surrounding its premier racetracks and certain of its racing assets and slot/video lottery terminal opportunities. The opportunities for growth within MEC are significant and, as holder of a 59% equity interest in MEC, MID has a strong and vested interest in seeing that MEC is successful in realizing these opportunities."

MAGNA ENTERTAINMENT (MEC)

        MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the third quarter of 2004 reflect the full quarter's operations for all of MEC's racetracks and related pari-mutuel wagering operations. The comparative results for the third quarter of 2003 do not reflect the operations of Magna Racino™, RaceONTV™ and MEC's European simulcasting and distribution business, which commenced operations during 2004.

        Revenues for the third quarter and nine months ending September 30, 2004 increased 1% to $105.6 million and 5% to $589.7 million from the prior year comparable periods, respectively. The increase in revenue for the nine months ended September 30, 2004 is primarily attributable to the acquisition of Flamboro Downs on April 16, 2003, the opening of MEC's newest racetrack, Magna Racino™ on April 4, 2004, increased decoder revenues at MEC's California racetracks as a result of revenue being recognized during the second quarter of 2004 for amounts previously in dispute, increased attendance and wagering at Pimlico during the Preakness® and increased stall rent at Palm Meadows, MEC's thoroughbred training centre in Palm Beach County, Florida, partially offset by reduced on-track and inter-track wagering revenues at several of MEC's facilities due to lower average daily attendance and decreased access fee revenues from the Magna Golf Club and Fontana Sports facilities as a result of the expiry of the access agreements with Magna on December 31, 2003 and March 1, 2004, respectively.

        Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") was a loss of $30.5 million for the third quarter ended September 30, 2004, compared to a loss of $12.6 million in the prior year period, and was a loss of $11.2 million in the first nine months ended September 30, 2004, compared to earnings of $30.2 million in the prior year period. EBITDA for the first nine months of 2004 was adversely impacted by a non-cash write-down of long-lived assets of $26.7 million related to the redevelopment of the Gulfstream Park racetrack and the racing surfaces at Laurel Park. The decline in the third quarter of 2004 was primarily attributable to pre-operating and start-up costs incurred at Magna, Racino™, RaceONTV™ and other MEC European business developments, additional predevelopment and other costs, additional distribution and production costs at HRTV™, severance and union buyout costs at The Maryland Jockey Club and other non-recurring costs incurred in connection with the redevelopment of the racing surfaces at Laurel Park.

        Net loss increased to $27.4 million in the third quarter of 2004 compared to a loss of $9.6 million in the prior year period and for the first nine months of 2004 decreased to a loss of $29.4 million compared to a loss of $1.6 million in the prior year period. The net loss in the first nine months of 2004 includes the impact of the non-cash write-down of long-lived assets. The decline in the third quarter of 2004 is due to the EBITDA decreases as noted above and increased depreciation and amortization and interest expense in the three month period ended September 30, 2004 compared to the comparable 2003 period.

        At September 30, 2004, the market value of MID's shareholding in MEC was $342.4 million, based on the closing price of $5.45 per share for MEC Class A Subordinate Voting Stock (NASDAQ:MECA) on that date.

Dividends

        We also announce that our Board of Directors declared a dividend on our Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2004. A dividend of U.S. $0.09 per share is payable on or after December 15, 2004 to shareholders of record at the close of business on November 30, 2004.

MID Stock Symbols

        MID also announced a pending change in its stock symbols on the Toronto Stock Exchange ("TSX"). Commencing November 22, 2004, the Class A Subordinate Voting Shares of MID will be traded on the TSX under the stock symbol "MIM.SV.A" and the Class B Shares will be traded under the stock symbol "MIM.MV.B". These changes result from a new symbol naming convention adopted by the TSX. The stock symbol for the Class A Subordinate Voting Shares on the New York Stock Exchange ("MIM") is not affected by this change.

About MID

        MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Wednesday, November 10, 2004 at 10:00 a.m. EST (Toronto time). The number to use for this call is 1-800-814-3911. The number for overseas callers is 416-850-1243. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John Simonetti, Chief Executive Officer.

        For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21098968 #) and will be available until Wednesday, November 17, 2004.

        For further information about this media release, please contact Deborah Fox at 905-726-7626. For teleconferencing questions, please call Susan Fitzgerald at 905-726-7106.

        The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004 Actual	2003 Pro Forma	2004 Actual	2003 Pro Forma
Net income	$11,513	$13,445	$34,687	$39,503
Add back (deduct) non-cash items:
Depreciation and amortization	8,533	8,154	25,405	23,545
Future income taxes	147	926	4,157	3,905
Stock-based compensation expense	(206)	—	1,558	—
Straight-line rent adjustment	136	(637)	(104)	(2,404)
Loss (gain) on disposal of real estate	(348)	155	(216)	134

Funds from operations	$19,775	$22,043	$65,487	$64,683

Funds from operations per share
Basic and diluted	$0.41	$0.46	$1.36	$1.34

Average number of shares outstanding (thousands)
Basic	48,160	48,130	48,153	48,130
Diluted	48,160	48,130	48,190	48,130

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three months ended September 30,		Three months ended September 30,		Three months ended September 30,
	2004(1)	2003(2)	2004(1)	2003(2)	2004(1)	2003(2)
Revenues
Rental revenue	$31,398	$29,485	$31,398	$29,485	$—	$—
Racing, real estate and other	105,596	104,475	—	—	105,596	104,475

	136,994	133,960	31,398	29,485	105,596	104,475

Operating costs and expenses
Purses, awards and other	44,525	44,778	—	—	44,525	44,778
Operating costs	73,708	56,342	—	—	73,708	56,342
General and administrative	27,129	18,679	9,220	2,723	17,909	15,956
Depreciation and amortization	18,907	16,077	8,533	8,154	10,374	7,923
Interest expense (income), net	6,598	4,943	(387)	—	6,985	4,943
Write-down of MEC's long-lived assets	—	—	—	—	—	—

Operating income (loss)	(33,873)	(6,859)	14,032	18,608	(47,905)	(25,467)
Gain (loss) on disposal of real estate	348	(155)	348	(155)	—	—
Dilution losses and other gains	1,026	—	—	—	1,026	—

Income (loss) before income taxes and minority interest	(32,499)	(7,014)	14,380	18,453	(46,879)	(25,467)
Income tax expense (recovery)	1,864	(4,640)	2,867	5,008	(1,003)	(9,648)
Minority interest	(18,426)	(6,263)	—	—	(18,426)	(6,263)

Net income (loss)	$(15,937)	$3,889	$11,513	$13,445	$(27,450)	$(9,556)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$(0.33)	$0.08

(1)
No pro forma adjustments have been made to results for the three months ended September 30, 2004.

(2)
See note 2 to the pro forma consolidated statements of income (loss) for details of pro forma adjustments made to the statements of income (loss) for the three months ended September 30, 2003.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2004(1)	2003(2)	2004(1)	2003(2)	2004(1)	2003(2)
Revenues
Rental revenue	$94,776	$85,387	$94,776	$85,387	$—	$—
Racing, real estate and other	589,721	570,186	—	—	589,721	570,186

	684,497	655,573	94,776	85,387	589,721	570,186

Operating costs and expenses
Purses, awards and other	281,877	279,954	—	—	281,877	279,954
Operating costs	252,070	209,030	—	—	252,070	209,030
General and administrative	71,356	56,845	21,438	6,910	49,918	49,935
Depreciation and amortization	53,357	46,826	25,405	23,545	27,952	23,281
Interest expense (income), net	18,654	16,239	(642)	—	19,296	16,239
Write-down of MEC's long-lived assets	26,685	—	—	—	26,685	—

Operating income (loss)	(19,502)	46,679	48,575	54,932	(68,077)	(8,253)
Gain (loss) on disposal of real estate	9,842	(134)	216	(134)	9,626	—
Dilution losses and other gains	883	—	—	—	883	—

Income (loss) before income taxes and minority interest	(8,777)	46,545	48,791	54,798	(57,568)	(8,253)
Income tax expense (recovery)	5,681	13,157	14,104	15,295	(8,423)	(2,138)
Minority interest	(19,726)	(2,529)	—	—	(19,726)	(2,529)

Net income (loss)	$5,268	$35,917	$34,687	$39,503	$(29,419)	$(3,586)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$0.11	$0.75

(1)
No pro forma adjustments have been made to results for the nine months ended September 30, 2004.

(2)
See note 2 to the pro forma consolidated statements of income (loss) for details of pro forma adjustments made to the statements of income (loss) for the nine months ended September 30, 2003.

NOTES TO PRO FORMA STATEMENTS OF INCOME (LOSS)

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(Unaudited)

1.     BASIS OF PRESENTATION

        The unaudited pro forma consolidated statements of income (loss) of MI Developments Inc. (the "Company") have been prepared from the Company's consolidated statements of income (loss) for the three and nine months ended September 30, 2003. The pro forma consolidated statements of income (loss) have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the interim consolidated financial statements as at and for the three and nine months ended September 30, 2004 and 2003 ("Consolidated Financial Statements") of the Company, including the related notes thereto.

        The pro forma consolidated statements of income (loss) have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Neither a pro forma statement of income (loss) for the three and nine months ended September 30, 2004, nor a pro forma balance sheet as at September 30, 2004 were required, as none of the pro forma adjustments had any impact on the actual consolidated results for the three and nine months ended September 30, 2004.

        The pro forma consolidated statements of income (loss) are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        The following tables illustrate the pro forma adjustments made to the statements of income (loss) for the three and nine months ended September 30, 2003:

		Pro Forma Adjustments
Three Months Ended September 30, 2003	Consolidated	Real Estate Business		Magna Entertainment Corp.	Pro Forma Consolidated
		Note 2(a)
Revenues
Rental revenue	$29,485	$—		$—	$29,485
Racing, real estate and other	104,475	—		—	104,475

	133,960	—		—	133,960

Operating costs and expenses
Purses, awards and other	44,778	—		—	44,778
Operating costs	56,342	—		—	56,342
General and administrative	18,394	285	(ii)	—	18,679
Depreciation and amortization	16,077	—		—	16,077
Interest expense (income), net	8,474	(3,531	)(iii)	—	4,943

Operating income (loss)	(10,105)	3,246		—	(6,859)
Loss on disposal of real estate	(155)	—		—	(155)

Income (loss) before income taxes and minority interest	(10,260)	3,246		—	(7,014)
Income tax expense (recovery)	(5,371)	731	(iv)	—	(4,640)
Minority interest	(6,263)	—		—	(6,263)

Net income	$1,374	$2,515		$—	$3,889

		Pro Forma Adjustments
Nine Months Ended September 30, 2003	Consolidated	Real Estate Business		Magna Entertainment Corp.		Pro Forma Consolidated
		Note 2(a)		Note 2(b)
Revenues
Rental revenue	$85,211	$176	(i)	$—		$85,387
Racing, real estate and other	562,857	—		7,329	(i)	570,186

	648,068	176		7,329		655,573

Operating costs and expenses
Purses, awards and other	277,728	—		2,226	(i)	279,954
Operating costs	206,427	—		2,603	(i)	209,030
General and administrative	54,536	864	(ii)	1,445	(i),(ii)	56,845
Depreciation and amortization	46,666	36	(i)	124	(i)	46,826
Interest expense (income), net	35,295	(25,061)	(iii)	6,005	(i),(ii)	16,239

Operating income (loss)	27,416	24,337		(5,074)		46,679
Loss on disposal of real estate	(134)	—		—		(134)

Income (loss) before income taxes and minority interest	27,282	24,337		(5,074)		46,545
Income tax expense (recovery)	10,333	4,475	(iv)	(1,651)	(i),(ii)	13,157
Minority interest	(1,113)	—		(1,416)	(iii)	(2,529)

Net income (loss)	$18,062	$19,862		$(2,007)		$35,917

        The pro forma consolidated statements of income (loss) have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(a)    Real Estate Business

(i)    Tesma facilities

        On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma consolidated statement of income (loss) for the three months ended September 30, 2003 is not impacted by this transaction, however, the pro forma consolidated statement of income (loss) for the nine months ended September 30, 2003 includes adjustments to revenues of $176,000 and depreciation expense of $36,000 related to these properties.

(ii)    General and administrative expenses

        General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

(iii)    Elimination of historical intercompany interest

        The adjustments to interest expense in the pro forma consolidated statements of income (loss) give pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

(iv)    Tax adjustments

        The pro forma consolidated statements of income (loss) reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

For the three and nine month periods ended September 30, 2003
Canada	36.6%
United States	38.0%
Mexico	34.0%
Austria	34.0%
Germany	40.1%
Spain	35.0%

        In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income (loss) reflect the tax impact resulting from this reorganization as if it had been implemented on January 1, 2002.

(b)    Magna Entertainment Corp.

(i)    Acquisitions

        The pro forma consolidated statements of income (loss) reflect the April 16, 2003 transfer of the shares of Ontario Racing Inc., which acquired Flamboro Downs ("Flamboro") in Hamilton, Ontario in October 2002, to Magna Entertainment Corp. ("MEC") as if it had been completed effective January 1, 2002.

        The pro forma consolidated statement of income (loss) for the three months ended September 30, 2003 is not impacted by this transaction, however the pro forma consolidated statement of income (loss) for the nine months ended September 30, 2003 includes adjustments related to the Flamboro acquisition as follows:

Nine months ended September 30, 2003
Revenues	$7,329
Purses, awards and other	2,226
Operating costs	2,603
General and administrative	1,129
Depreciation and amortization	124
Interest expense, net	616

Operating income	631
Income tax expense	631

Net income	$—

(ii)    Convertible subordinated notes

        On June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statements of income (loss) reflect the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

        The pro forma consolidated statement of income (loss) for the three months ended September 30, 2003 is not impacted by this transaction, however, the pro forma consolidated statement of income (loss) for the nine months ended September 30, 2003 includes adjustments to general and administrative expenses of $0.3 million, interest expense of $5.4 million and income tax recovery of $2.3 million related to these convertible subordinated notes.

(iii)    Minority interest expense

        The pro forma consolidated statements of income (loss) include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the three and nine months ended September 30, 2003.

(c)    Other

        The pro forma earnings per share for the three and nine months ended September 30, 2003 are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during those periods.

3.     REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

        The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

        The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian GAAP as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net income	$11,513	$13,445	$34,687	$39,503
Add back (deduct) non-cash items:
Depreciation and amortization	8,533	8,154	25,405	23,545
Future income taxes	147	926	4,157	3,905
Stock-based compensation expense	(206)	—	1,558	—
Straight-line rent adjustment	136	(637)	(104)	(2,404)
Loss (gain) on disposal of real estate	(348)	155	(216)	134

Pro forma funds from operations	$19,775	$22,043	$65,487	$64,683

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three months ended September 30,		Three months ended September 30,		Three months ended September 30,
	2004	2003	2004	2003	2004	2003
Revenues
Rental revenue (note 14)	$31,398	$29,485	$31,398	$29,485	$—	$—
Racing, real estate and other (note 14)	105,596	104,475	—	—	105,596	104,475

	136,994	133,960	31,398	29,485	105,596	104,475

Operating costs and expenses
Purses, awards and other	44,525	44,778	—	—	44,525	44,778
Operating costs	73,708	56,342	—	—	73,708	56,342
General and administrative	27,129	18,394	9,220	2,438	17,909	15,956
Depreciation and amortization	18,907	16,077	8,533	8,154	10,374	7,923
Interest expense (income), net	6,598	8,474	(387)	3,531	6,985	4,943

Operating income (loss)	(33,873)	(10,105)	14,032	15,362	(47,905)	(25,467)
Gain (loss) on disposal of real estate	348	(155)	348	(155)	—	—
Dilution losses and other gains	1,026	—	—	—	1,026	—

Income (loss) before income taxes and minority interest	(32,499)	(10,260)	14,380	15,207	(46,879)	(25,467)
Income tax expense (recovery)	1,864	(5,371)	2,867	4,277	(1,003)	(9,648)
Minority interest	(18,426)	(6,263)	—	—	(18,426)	(6,263)

Net income (loss)	$(15,937)	$1,374	$11,513	$10,930	$(27,450)	$(9,556)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 5)	$(0.33)	$0.02

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)
Basic	48,160	48,130
Diluted	48,160	48,130

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003	2004	2003
Revenues
Rental revenue (note 14)	$94,776	$85,211	$94,776	$85,211	$—	$—
Racing, real estate and other (note 14)	589,721	562,857	—	—	589,721	562,857

	684,497	648,068	94,776	85,211	589,721	562,857

Operating costs and expenses
Purses, awards and other	281,877	277,728	—	—	281,877	277,728
Operating costs	252,070	206,427	—	—	252,070	206,427
General and administrative	71,356	54,536	21,438	6,046	49,918	48,490
Depreciation and amortization	53,357	46,666	25,405	23,509	27,952	23,157
Interest expense (income), net	18,654	35,295	(642)	25,061	19,296	10,234
Write-down of MEC's long-lived assets (note 3)	26,685	—	—	—	26,685	—

Operating income (loss)	(19,502)	27,416	48,575	30,595	(68,077)	(3,179)
Gain (loss) on disposal of real estate	9,842	(134)	216	(134)	9,626	—
Dilution losses and other gains	883	—	—	—	883	—

Income (loss) before income taxes and minority interest	(8,777)	27,282	48,791	30,461	(57,568)	(3,179)
Income tax expense (recovery)	5,681	10,333	14,104	10,820	(8,423)	(487)
Minority interest	(19,726)	(1,113)	—	—	(19,726)	(1,113)

Net income (loss)	$5,268	$18,062	$34,687	$19,641	$(29,419)	$(1,579)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 5)	$0.11	$0.02

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)
Basic	48,153	48,130
Diluted	48,190	48,130

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS (DEFICIT)

(U.S. dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Deficit, beginning of period, as previously reported (note 6)	$(41,085)	$—	$(49,488)	$—
Adjustment for change in accounting policy related to stock-based compensation (note 2)	—	—	(4,134)	—

Deficit, beginning of period, after change in accounting policy	(41,085)	—	(53,622)	—
Magna's net investment, beginning of period	—	1,610,475	—	1,432,225
Net income (loss)	(15,937)	1,374	5,268	18,062
Dividends	(4,334)	—	(13,002)	—
Net distributions to Magna	—	(1,580,363)	—	(1,440,640)
Charge to net investment related to lease amendments	—	—	—	(5,494)
Change in currency translation adjustment	—	(30,568)	—	(3,235)

Retained earnings (deficit), end of period	$(61,356)	$918	$(61,356)	$918

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three months ended September 30,		Three months ended September 30,		Three months ended September 30,
	2004	2003	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income (loss)	$(15,937)	$1,374	$11,513	$10,930	$(27,450)	$(9,556)
Items not involving current cash flows (note 7)	(2,318)	8,643	8,262	8,547	(10,580)	96
Changes in non-cash balances (note 7)	24,095	6,977	4,105	15,469	19,990	(8,492)

Cash provided by (used in) operating activities	5,840	16,994	23,880	34,946	(18,040)	(17,952)

INVESTMENT ACTIVITIES
Property and fixed assets additions	(56,884)	(30,329)	(11,498)	(4,516)	(45,386)	(25,813)
Other assets disposals (additions)	(44)	(5,873)	—	—	(44)	(5,873)
Proceeds on disposal of real estate properties	1,701	493	1,213	493	488	—

Cash used in investment activities	(55,227)	(35,709)	(10,285)	(4,023)	(44,942)	(31,686)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	25,000	3,429	—	(1,267)	25,000	4,696
Issuance of long-term debt (note 10)	—	—	—	—	—	—
Issuance of subordinated notes by MEC	—	—	—	—	—	—
Repayment of long-term debt	(1,518)	(6,566)	(105)	(158)	(1,413)	(6,408)
Issuance of shares	—	—	—	—	—	—
Dividends paid	(4,334)	—	(4,334)	—	—	—
Net contribution by (to) Magna	—	(9,569)	—	(9,569)	—	—

Cash provided by (used in) financing activities	19,148	(12,706)	(4,439)	(10,994)	23,587	(1,712)

Effect of exchange rate changes on cash and cash equivalents	1,251	379	1,649	(1,905)	(398)	2,284

Net increase (decrease) in cash and cash equivalents during the period	(28,988)	(31,042)	10,805	18,024	(39,793)	(49,066)
Cash and cash equivalents, beginning of period	142,940	192,440	60,018	9,569	82,922	182,871

Cash and cash equivalents, end of period	$113,952	$161,398	$70,823	$27,593	$43,129	$133,805

See accompanying notes

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income (loss)	$5,268	$18,062	$34,687	$19,641	$(29,419)	$(1,579)
Items not involving current cash flows (note 7)	50,224	46,622	30,920	25,504	19,304	21,118
Changes in non-cash balances (note 7)	12,903	(19,059)	13,963	(8,663)	(1,060)	(10,396)

Cash provided by (used in) operating activities	68,395	45,625	79,570	36,482	(11,175)	9,143

INVESTMENT ACTIVITIES
Property and fixed assets additions	(133,024)	(127,065)	(30,861)	(72,731)	(102,163)	(54,334)
Other assets disposals (additions)	(654)	(16,585)	(188)	1,119	(466)	(17,704)
Proceeds on disposal of real estate properties	19,573	1,535	2,478	1,535	17,095	—

Cash used in investment activities	(114,105)	(142,115)	(28,571)	(70,077)	(85,534)	(72,038)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	27,000	(45,577)	—	(604)	27,000	(44,973)
Issuance of long-term debt (note 10)	19,257	20,363	—	2,463	19,257	17,900
Issuance of subordinated notes by MEC	—	145,000	—	—	—	145,000
Repayment of long-term debt	(6,291)	(17,397)	(258)	(215)	(6,033)	(17,182)
Issuance of shares	1,573	173	721	—	852	173
Dividends paid	(13,002)	—	(13,002)	—	—	—
Net contribution by (to) Magna	—	55,363	—	55,363	—	—

Cash provided by (used in) financing activities	28,537	157,925	(12,539)	57,007	41,076	100,918

Effect of exchange rate changes on cash
and cash equivalents	1,231	5,073	2,276	(3,028)	(1,045)	8,101
Net increase (decrease) in cash and cash equivalents during the period	(15,942)	66,508	40,736	20,384	(56,678)	46,124
Cash and cash equivalents, beginning of period	129,894	94,890	30,087	7,209	99,807	87,681

Cash and cash equivalents, end of period	$113,952	$161,398	$70,823	$27,593	$43,129	$133,805

See accompanying notes

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$113,952	$129,894	$70,823	$30,087	$43,129	$99,807
Restricted cash	29,541	24,738	—	—	29,541	24,738
Accounts receivable	50,644	51,223	8,813	17,008	41,831	34,215
Income taxes receivable	—	1,809	—	—	—	1,809

Prepaid expenses and other	21,072	13,457	356	518	20,716	12,939

	215,209	221,121	79,992	47,613	135,217	173,508

Real estate properties, net (note 8)	2,098,336	2,066,382	1,231,923	1,227,512	866,413	838,870
Fixed assets, net	48,456	31,562	508	208	47,948	31,354
Deferred rent receivable	13,609	13,930	13,609	13,930	—	—
Racing licenses	237,497	236,098	—	—	237,497	236,098
Other assets, net	13,517	20,229	—	323	13,517	19,906
Future tax assets	50,762	42,820	11,077	12,790	39,685	30,030

	$2,677,386	$2,632,142	$1,337,109	$1,302,376	$1,340,277	$1,329,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 9)	$33,696	$6,696	$—	$—	$33,696	$6,696
Accounts payable and accrued liabilities	163,123	128,481	25,741	18,487	137,382	109,994
Income taxes payable	9,886	2,571	7,280	2,571	2,606	—
Long-term debt due within one year (note 10)	14,916	58,618	292	570	14,624	58,048
Deferred revenue	11,608	19,335	—	—	11,608	19,335

	233,229	215,701	33,313	21,628	199,916	194,073

Long-term debt (note 10)	185,544	128,387	6,275	6,361	179,269	122,026
Note obligations	209,976	208,933	—	—	209,976	208,933
Future tax liabilities	160,381	164,275	32,128	30,790	128,253	133,485
Minority interest	267,039	282,752	—	—	267,039	282,752

	1,056,169	1,000,048	71,716	58,779	984,453	941,269

Shareholders' equity:
Class A Subordinate Voting Shares (note 11)	1,553,811	1,552,901
Class B Shares (note 11)	17,893	17,893
Contributed surplus	2,300	—
Deficit (note 6)	(61,356)	(49,488)
Currency translation adjustment	108,569	110,788

	1,621,217	1,632,094	1,265,393	1,243,597	355,824	388,497

	$2,677,386	$2,632,142	$1,337,109	$1,302,376	$1,340,277	$1,329,766

Commitments and contingencies (note 15)
See accompanying notes

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2004 and 2003 and for the three and nine months ended September 30, 2004 and 2003 are unaudited)

1.     BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2003, except as discussed in note 2 below. The Company has reclassified certain prior period amounts to conform to the current period's presentation.

        The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003. The Company's results for the three and nine months ended September 30, 2003 are presented on a carve-out basis from Magna.

        The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96.6% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2004 and 2003 and the results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

        MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     ACCOUNTING CHANGES

Stock-based Compensation

        In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements effective January 1, 2004. The standard has been applied on a retroactive basis. The consolidated statements of income (loss) for the three and nine months ended September 30, 2003 have not been restated. During the three and nine months ended September 30, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements as an adjustment to opening deficit. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

        In the three months ended September 30, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $0.1 million (Real Estate Business — $(0.2) million; MEC — $0.3 million) and a decrease in minority interest expense of $0.1 million. In the nine months ended September 30, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $2.4 million (Real Estate Business — $1.6 million; MEC — $0.8 million) and a decrease in minority interest expense of $0.3 million.

        Compensation expense is recognized for stock options based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative expense with a corresponding amount included in equity as contributed surplus.

        The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

        The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.

Asset Retirement Obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is effective for fiscal years beginning on or after January 1, 2004. The adoption of CICA 3110 did not have any impact on the Company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2004.

Hedging Relationships

        The CICA previously approved certain amendments to Accounting Guideline 13, "Hedging Relationships" ("AcG-13") which were adopted by the Company effective January 1, 2004. AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. The adoption of AcG-13 did not have any impact on the Company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2004.

3.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

  (a)
  MEC has commenced a major redevelopment of its Gulfstream Park racetrack. As a result, MEC has recognized a non-cash write-down of $26.3 million in the nine months ended September 30, 2004 related to Gulfstream Park's long-lived assets in connection with the redevelopment.

    The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It also includes the construction of a modern clubhouse/grandstand offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is approximately $145 million. In the event that MEC is unable to secure sufficient financing or other sources of funds, MEC will not have the cash resources to continue the redevelopment of Gulfstream Park on the current schedule and the project would be delayed.

    MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project entails the demolition of a substantial portion of the current buildings and related structures, temporary facilities will be erected to house the 2005 meet.

    The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet. Although the redevelopment is being scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during the meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

  (b)
  MEC has also commenced the redevelopment of the racing surfaces at Laurel Park. As a result, MEC has recognized a non-cash write-down of $0.4 million in the nine months ended September 30, 2004 related to Laurel Park's long-lived assets in connection with the redevelopment.

    The project includes significant modifications and enhancements to the racing surfaces, including the construction of a new, wider turf course. It is MEC's expectation that the new dirt track will be completed by December 31, 2004 and the new turf track will be completed prior to the start of Laurel Park's 2005 summer meet, which commences on August 6, 2005.

4.     SALE AND LEASE ARRANGEMENT OF GREAT LAKES DOWNS

        On August 24, 2004, MI Racing Inc., a wholly owned subsidiary of MEC, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing Co., LLC ("Richmond Racing") for approximately $4.2 million. The consideration included cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million.

        The promissory note, which bears interest at 5% per annum, is repayable by Richmond Racing in monthly principal and interest payments of $26 thousand until maturity. MI Racing Inc. also has an option to repurchase the property and associated racetrack license of Great Lakes Downs from Richmond Racing in the event that MEC is unsuccessful in obtaining a racetrack license for the proposed Romulus racetrack or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack license.

        MI Racing Inc. has also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and conducting thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. The lease requires MI Racing Inc. to make monthly rental payments of $30 thousand to Richmond Racing.

        Based on the terms contained in the sale and lease arrangement between MI Racing Inc. and Richmond Racing, for accounting purposes the transaction has not been accounted for as a sale and leaseback, but rather using the financing method of accounting under generally accepted accounting principles.

5.     EARNINGS (LOSS) PER SHARE

        Diluted earnings (loss) per share for the three and nine months ended September 30, 2004 are computed as follows:

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Net income (loss)	$(15,937)	$5,268

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,160	48,153
Stock options (thousands)	—	37

	48,160	48,190

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$(0.33)	$0.11

        The computation of diluted earnings per share for the six months ended June 30, 2004 excludes the effect of the potential exercise of 100,000 options, as such options were not "in-the-money" and their impact would be anti-dilutive. For the three months ended September 30, 2004, the computation of diluted earnings per share excludes the effect of the potential exercise of 352,000 options, as such options were not "in-the-money" and their impact would be anti-dilutive.

        Earnings per share for the three and nine month periods ended September 30, 2003 include net income only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares for the three and nine month periods ended September 30, 2003 is calculated for the same period as earnings per share.

        For purposes of determining fully diluted earnings per share, only the rights to acquire Class A Subordinate Voting Shares that would be dilutive to earnings have been considered. A weighted average of 261,364 options to acquire Class A Subordinate Voting Shares were outstanding from August 29 to September 30, 2003. These were not included in the computation of diluted earnings per share because the exercise price was greater than the average trading price of the Class A Subordinate Voting Shares during the period, and therefore their inclusion would be anti-dilutive.

        The Company's net income was $0.9 million for the period from August 30 to September 30, 2003. The basic and diluted weighted average number of shares outstanding for the same period was 48,130,321. Basic and diluted earnings per share for the three and nine month periods ended September 30, 2003 were $0.02.

6.     DEFICIT

        Deficit reflects only the operations of the Company subsequent to August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna's shareholders.

7.     DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Real Estate Business
Loss (gain) on disposal of real estate	$(348)	$155	$(216)	$134
Straight-line rent adjustment	136	(637)	(104)	(2,404)
Depreciation and amortization	8,533	8,154	25,405	23,509
Future income taxes	147	926	4,157	3,808
Stock-based compensation expense	(206)	—	1,558	—
Other	—	(51)	120	457

	8,262	8,547	30,920	25,504

MEC
Gain on disposal of real estate	—	—	(9,626)	—
Depreciation and amortization	10,374	7,923	27,952	23,157
Future income taxes	(1,663)	(2,023)	(7,182)	(3,338)
Minority interest	(18,426)	(6,263)	(19,726)	(1,113)
Stock-based compensation expense	260	—	752	—
Dilution losses and other gains	(1,026)	—	(883)	—
Write-down of long-lived assets	—	—	26,685	—
Other	(99)	459	1,332	2,412

	(10,580)	96	19,304	21,118

Consolidated	$(2,318)	$8,643	$50,224	$46,622

  (b)
  Changes in non-cash balances:

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Real Estate Business
Accounts receivable	$455	$1,232	$6,728	$(807)
Prepaid expenses and other	—	1,252	(135)	(1,936)
Deferred rent receivable	(765)	—	(87)	56
Accounts payable and accrued liabilities	1,508	17,481	7,329	1,471
Dividends payable	—	—	(4,334)	—
Income taxes payable	2,907	(4,496)	4,462	(7,447)

	4,105	15,469	13,963	(8,663)

MEC
Restricted cash	2,801	(7,127)	(2,134)	(1,240)
Accounts receivable	2,160	2,878	(4,383)	12,515
Prepaid expenses and other	948	(2,780)	(6,109)	(1,534)
Accounts payable and accrued liabilities	13,743	6,895	23,192	(20,467)
Deferred revenue	1,087	1,395	(7,633)	3,208
Income taxes receivable/payable	(749)	(9,753)	(3,993)	(2,878)

	19,990	(8,492)	(1,060)	(10,396)

Consolidated	$24,095	$6,977	$12,903	$(19,059)

8.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	September 30, 2004	December 31, 2003
Real Estate Business
Income-producing properties under operating leases
Land	$185,166	$179,848
Buildings, parking lots and roadways — cost	1,080,333	1,058,948
Buildings, parking lots and roadways — accumulated depreciation	(178,029)	(150,913)

	1,087,470	1,087,883

Development properties
Land and improvements	101,436	124,926
Properties under development	12,824	8,700

	114,260	133,626

Properties held for sale	30,193	6,003

	1,231,923	1,227,512

MEC
Revenue-producing racetrack properties
Land and improvements	220,269	210,859
Buildings — cost	390,686	253,619
Buildings — accumulated depreciation	(68,013)	(36,454)
Construction in progress	97,334	101,216

	640,276	529,240

Under-utilized racetrack properties	96,973	97,201

Development properties
Land and improvements	45,997	60,089
Properties under development	916	62,441

	46,913	122,530

Revenue-producing non-racetrack properties
Land and improvements	35,567	35,236
Buildings — cost	53,931	53,939
Buildings — accumulated depreciation	(9,756)	(8,621)

	79,742	80,554

Properties held for sale	2,509	9,345

	866,413	838,870

Consolidated	$2,098,336	$2,066,382

9.     BANK INDEBTEDNESS

        During the three months ended September 30, 2004, MID extended its $50.0 million credit facility to November 24, 2004. MID is currently in discussions with the bank to further extend the agreement and expects that the facility will be renewed for an additional 364 days. As at September 30, 2004, no amounts were borrowed under the facility, but the Company had issued letters of credit totalling $0.3 million.

        In the three months ended September 30, 2004, MEC borrowed $25.0 million under its $50.0 million senior revolving credit facility. Loans under the credit facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. The loans under the credit facility bear interest at either the U.S. Base rate or London Interbank Offered Rate ("LIBOR") plus a margin based on MEC's ratio of debt to earnings before interest, income taxes, depreciation and amortization. At September 30, 2004, the interest rate on the loan outstanding under the credit facility was 4.67% per annum.

10.   LONG-TERM DEBT

        On March 19, 2004, MID received a receipt for a final Base Shelf Prospectus (the "Prospectus") from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn. $650 million of unsecured debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issue of debt securities under the Prospectus will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with the Magna group, as well as development and redevelopment projects that the Company may enter into with respect to land and facilities owned by MEC.

        In the first quarter of 2004, one of MEC's European subsidiaries entered into a 15 million Euro term loan facility. The facility, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum, is secured by a first and second mortgage on land in Austria owned by the European subsidiary. At September 30, 2004, $18.6 million (15 million Euro) was outstanding on this fully drawn facility, which matures on December 15, 2006.

        Prior to the spin-off of MID from Magna, the Real Estate Business' continuing funding requirements were advanced by Magna. These advances bore interest at rates not exceeding the borrowing jurisdiction's bank prime rate and were recorded as part of Magna's net investment.

        Consolidated long-term debt at September 30, 2004 includes secured obligations of $178.1 million (Real Estate Business — $6.6 million; MEC — $171.5 million).

11.   SHARE CAPITAL

        Changes in Class A Subordinate Voting Shares and Class B Shares for the three and nine months ended September 30, 2004 are shown in the following table:

	Number	Book Value
Class A Subordinate Voting Shares issued and outstanding at December 31, 2003	47,582,083	$1,552,901
Issued on exercise of stock options	30,000	910

Class A Subordinate Voting Shares issued and outstanding at September 30, 2004	47,612,083	$1,553,811

Class B Shares issued and outstanding at December 31, 2003 and September 30, 2004	548,238	$17,893

12.   STOCK-BASED COMPENSATION

        (a)    In 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

        MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

        Activity in MID's option plan was as follows:

		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
		($Cdn)	(years)
Stock options outstanding at December 31, 2003	575,000	$31.85	9.7
Options granted	100,000	39.26
Options exercised	(30,000)	31.85
Options cancelled	(193,000)	31.85
Options cancelled	(100,000)	39.26

Stock options outstanding at September 30, 2004	352,000	$31.85	8.9

Stock options exercisable at September 30, 2004	124,000	$31.85	8.8

        There were no MID stock options granted or exercised in the three months ended September 30, 2004. During the three months ended March 31, 2004, there were 100,000 MID stock options granted with an average fair value of $7.57 per option. These 100,000 MID stock options and an additional 193,000 stock options were subsequently cancelled during the three months ended September 30, 2004. Net income of the Real Estate Business for the three and nine months ended September 30, 2004 reflect a stock-based compensation recovery of $0.2 million as a result of the cancelled options. During the three and nine months ended September 30, 2003 there were 575,000 MID stock options granted with an average fair value of $6.25 per option.

        The fair value of the MID stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Nine Months Ended September 30,	2004
Risk-free interest rate	3.0%
Expected dividend yield	1.20%
Expected volatility of MID's Class A Subordinate Voting Shares	30.2%
Weighted average expected life (years)	4

        (b)    MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the three months ended September 30, 2004, no MEC shares were issued under the MEC Plan. During the nine months ended September 30, 2004, 199,000 MEC shares were issued under the MEC Plan, including 175,000 MEC shares issued on the exercise of MEC stock options.

        MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

        During the three months ended September 30, 2004, 50,000 MEC stock options were granted, 100,000 stock options were cancelled and no stock options were exercised or expired. During the nine months ended September 30, 2004, 200,000 MEC stock options were granted with an average fair value of $2.38 per option, 175,000 MEC stock options were exercised, and 244,000 MEC stock options were cancelled. During the nine months ended September 30, 2003, 640,000 MEC stock options were granted with an average fair value of $1.50 per option.

        At September 30, 2004, there were 4,622,500 MEC stock options outstanding with exercise prices ranging from $3.91 to $9.43 per share and a weighted average exercise price of $6.17 per share. There were 3,925,596 MEC stock options exercisable at September 30, 2004 with a weighted average exercise price of $6.11 per share.

        The fair value of MEC stock option grants is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Risk-free interest rate	3.0%	N/A	3.0%	2.0%
Expected dividend yield	0.84%	N/A	0.84%	0.84%
Expected volatility of MEC's Class A
Subordinate Voting Stock	0.562	N/A	0.562	0.534
Weighted average expected life (years)	4.0	N/A	4.0	4.0

  Pro Forma Results Under Fair Value Method

        If the fair value method of accounting for stock-based compensation had been applied to the Company's results prior to the adoption of the fair value method effective January 1, 2004, the Company's pro forma net income would have been as follows:

	Three months ended	Nine months ended
	September 30, 2003	September 30, 2003
Net income, as reported	$1,374	$18,062
Stock-based compensation expense — MID	(37)	(37)
Stock-based compensation expense, net of tax — MEC	(303)	(2,065)
Minority interest in MEC stock-based compensation expense	125	855

Pro forma net income	$1,159	$16,815

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

13.   SEGMENTED INFORMATION

        The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded operations recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

        The Company's reporting segments are as follows:

Real Estate Business

        The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

        MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused on horse racing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services. MEC also operates two golf courses and related facilities.

        The Company's interim Consolidated Statements of Income (Loss), Consolidated Statements of Cash Flows, and Consolidated Balance Sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

14.   TRANSACTIONS WITH RELATED PARTIES

        Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Proposed offer to take MEC private

        On July 13, 2004, the Company announced an intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID.

        On September 16, 2004, the Company announced that it would not proceed with the offer. In the three months ended September 30, 2004, the Company incurred costs related to this proposed offer of $2.7 million which have been included in general and administrative expenses of the Real Estate Business.

        In connection with the intended offer, the Company entered into a share purchase agreement dated July 12, 2004 (the "Share Purchase Agreement") with Fair Enterprise Limited ("Fair Enterprise"), a company controlled by Mr. F. Stronach. Pursuant to the Share Purchase Agreement, the Company purchased from Fair Enterprise 3,682,515 shares of Class A Subordinate Voting Stock of MEC for aggregate consideration of $3.3 million in cash and the issuance, subject to regulatory approval, of 707,725 of the Company's Class A Shares. The Share Purchase Agreement provided Fair Enterprise with an option to repurchase the MEC shares from the Company in the event that, among other things, prior to December 30, 2004, the Company publicly announced that it would not be proceeding with the offer. As a result of the Company not proceeding with the offer, on September 16, 2004 Fair Enterprise exercised its option under the Share Purchase Agreement and repurchased the MEC shares from the Company in consideration for the termination of the Company's obligation to issue the 707,725 Class A Shares and pay the cash consideration (which shares had not been issued and cash consideration had not been paid on such date).

        The Company has recorded an increased amount of the net loss of MEC during the period that the Company owned these additional MEC shares. The recovery of minority interest expense in the Company's Consolidated Statement of Income (Loss) for the three months ended September 30, 2004 has been reduced by approximately $1.0 million to reflect the increased amount of MEC losses attributable to the Company during the period of ownership.

        Also included in the Company's Consolidated Statement of Income (Loss) for the three months ended September 30, 2004 is a non-cash gain on disposal of approximately $1.0 million as a result of the Fair Enterprise repurchase of the MEC shares on September 16, 2004.

(b)   Charges to Magna

        Substantially all of the Company's rental revenue relates to leases with Magna and its wholly-owned and publicly traded subsidiaries.

        During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual access fee of $3.9 million (Cdn.$5.0 million). During the three and nine months ended September 30, 2004, no revenue was recognized related to this agreement (three and nine months ended September 30, 2003 — $0.7 million and $2.1 million, respectively).

        Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expired on March 1, 2004, stipulated a yearly fee of $3.1 million (2.5 million Euro). During the three months ended September 30, 2004, no revenue was recognized related to this agreement (three months ended September 30, 2003 — $0.7 million). During the nine months ended September 30, 2004, $0.5 million of revenue was recognized related to this agreement (nine months ended September 30, 2003 — $2.4 million).

        MEC has granted Magna a right of first refusal to purchase its two golf courses.

        At September 30, 2004, the Real Estate Business had no amounts due from Magna and its subsidiaries (December 31, 2003 — $8.2 million).

(c)   Charges from Magna

        During the three and nine months ended September 30, 2003, the Company incurred $3.5 million and $24.8 million, respectively, of interest charges from Magna.

        Magna charges the Company for certain administrative services which have continued to be provided following the spin-off of the Company from Magna. In the three and nine months ended September 30, 2004, these charges totalled $0.1 million and $0.2 million, respectively (three and nine months ended September 30, 2003 — nil), and are included in the Real Estate Business' general and administrative expenses.

        Included in the Real Estate Business' accounts payable and accrued liabilities at September 30, 2004 are amounts due to Magna and its subsidiaries in the amount of $0.1 million (December 31, 2003 — $0.7 million). Included in MEC's accounts payable and accrued liabilities at September 30, 2004 are amounts due to Magna and its subsidiaries in the amount of $0.3 million (December 31, 2003 — nil).

(d)   MEC option

        In September 2004, the Company granted MEC an option, exercisable at any time on or prior to June 30, 2005, to purchase the shares of one of the Company's subsidiaries, which owns property in Romulus, Michigan.

15.   COMMITMENTS AND CONTINGENCIES

  (a)
  MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

  (b)
  In the ordinary course of business activities, the Company and its subsidiaries may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

  (c)
  In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, $10.0 million had been spent by September 30, 2004 and MEC has placed $5.0 million in an escrow account to be applied to future capital expenditures and renovations for the remainder of the commitment. MEC's capital expenditure plan for 2004 anticipates satisfying this spending commitment by the end of 2004.

  (d)
  In connection with its acquisition of a controlling interest in The Maryland Jockey Club, MEC has an obligation to pay $18.3 million on exercise of either the put or call options for the remaining interest in The Maryland Jockey Club. At September 30, 2004, this obligation has been reflected on MEC's balance sheet as long-term debt due after one year.

  (e)
  The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement was effective from June 9, 2004, and has been extended until December 31, 2004.

    The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland OTBs operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

    Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

    Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club.

  (f)
  MEC's Bay Meadows lease expires on December 31, 2004. Although MEC is continuing to explore alternative venues, including vacant land that has been purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex, this project is still in the early stages of planning and is subject to regulatory and other approvals. At this time, MEC does not expect the Bay Meadows lease to be extended beyond December 31, 2004. If this lease is not renewed, MEC's operating results would be materially adversely affected, at least until such time as an alternative venue could be opened or additional revenue source arrangements secured. There can be no assurance that operating at an alternative venue in the future will be as profitable as MEC's Bay Meadows operation has been. Bay Meadows has budgeted earnings before income taxes for 2005 of $3.0 million.

  (g)
  MEC is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at September 30, 2004 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

  (h)
  MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at September 30, 2004 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.6 million. If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows during the period of such interruption.

  (i)
  In June 2003, MEC purchased an approximately 22% interest in the real property upon which Portland Meadows is located, and also purchased the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires MEC to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (a) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (b) five percent of revenues not related to horse racing up to $0.8 million, and (c) three percent of revenues not related to horse racing in excess of $0.8 million. As the owner of an approximately 22% interest in the real property, MEC receives approximately 22% of the rent payments, which are applied to the rental payments made by MEC in order to reduce rent expense, which is reflected in MEC's operating costs on the Consolidated Statements of Income (Loss).

  (j)
  MEC's contractual commitments related to construction and development projects outstanding at September 30, 2004 amounted to approximately $40.1 million.

    MID's contractual commitments related to construction and development projects outstanding at September 30, 2004 amounted to approximately $3.0 million.

16.   SUBSEQUENT EVENTS

  (a)
  A subsidiary of MEC, Pimlico Racing Association, Inc., had a $10.0 million revolving credit loan facility that was scheduled to mature on September 7, 2004, but was extended until October 28, 2004, at which date the facility was converted to a term loan facility, which matures on December 15, 2019. The term loan facility, that bears interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum, is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. At November 1, 2004, $10.0 million (September 30, 2004 — $8.7 million) was outstanding on this term loan facility.

  (b)
  A subsidiary of MEC, The Santa Anita Companies, Inc. ("SAC"), is party to a secured term loan facility that was scheduled to mature on November 30, 2004, however, the facility was amended and extended until October 7, 2007, subject to a further extension at MEC's option to October 7, 2009. Under the facility, MEC's subsidiary is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at either the U.S. Prime rate or LIBOR plus 2.0% per annum.

    The facility is guaranteed by the Los Angeles Turf Club, Incorporated ("LATC"), a wholly-owned subsidiary of MEC, and is secured by a First Deed of Trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. At November 1, 2004, the facility is fully drawn (September 30, 2004 — $48.0 million) and is repayable in monthly principal amounts of $417 thousand until maturity.

    Effective November 1, 2004, MEC entered into an interest rate swap contract. Under the terms of the contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 5.38% per annum on a notional amount of 40% of the outstanding balance under the SAC facility.

  (c)
  MEC's senior secured revolving credit facility in the amount of $50.0 million was amended and extended until October 10, 2005, and may be further extended with the consent of both parties. The facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC which own and operate Golden Gate Fields, Santa Anita Park, Gulfstream Park, Palm Meadows, Lone Star Park, the off-track betting operations in Pennsylvania and operate Bay Meadows.

    The loans under the facility bear interest at either the U.S. Base rate or LIBOR plus a margin based on MEC's ratio of debt to earnings before interest, income taxes, depreciation and amortization. At November 1, 2004, MEC had borrowings under the credit facility of $25.0 million (September 30, 2004 — $25.0 million) and had issued letters of credit totalling $21.7 million (September 30, 2004 — $21.7 million) under the credit facility, such that $3.3 million (September 30, 2004 — $3.3 million) was unused and available.

  (d)
  On November 1, 2004, wholly-owned subsidiaries of MEC entered into access agreements with Magna and one of its subsidiaries for their use of the golf courses and associated clubhouse, meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario and Fontana Sports in Oberwaltersdorf, Austria. The agreements, which expire on December 31, 2014, stipulate annual fees of Cdn. $5.0 million, retroactive to January 1, 2004, and Euro 2.5 million, retroactive to March 1, 2004, respectively, for use of the Magna Golf Club and Fontana Sports facilities, which will result in the recognition of approximately $6.5 million of revenue in the fourth quarter of 2004 related to these access agreements.

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NOTES TO PRO FORMA STATEMENTS OF INCOME LOSS
CONSOLIDATED STATEMENTS OF INCOME LOSS
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS